John M. Mutkoski 617.570.1073 jmutkoski@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Proteostasis Therapeutics, Inc.

200 Technology Square, 4th Floor

Cambridge, MA 02139

Attn: Meenu Chhabra

Telephone: (617) 225-0096

January 12, 2016

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Alexandra M. Ledbetter

Re:	Proteostasis Therapeutics, Inc.
Registration Statement on Form S-1
Filed December 23, 2015
CIK No. 0001445283

Dear Ms. Ledbetter:

This letter is being supplementally furnished on behalf of Proteostasis Therapeutics, Inc. (the “Company”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-208735) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2015. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of share-based compensation and certain other matters, the Company supplementally advises the Staff that based on input provided by the underwriters, the Company currently anticipates that the proposed offering price range for the Company’s common stock will be within the range of $[***] and $[***] per share. In comparison, the Company’s most recent valuation of common stock for option grants was $1.36

CONFIDENTIAL TREATMENT REQUESTED BY PROTEOSTASIS THERAPEUTICS, INC.

PTI-001

Ms. Ledbetter

United States Securities and Exchange Commission

January 12, 2016

per share as of October 9, 2015. This preliminary price range is based on a number of factors, including the Company’s prospects and the history of and prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly-traded equity of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The Company has provided the anticipated price range above without giving effect to a reverse split of the Company’s common stock that is expected to be effected prior to the offering, and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. For clarity, however, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the reverse stock split referred to above. Accordingly, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the offering. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the information set forth in this letter, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Proteostasis Therapeutics, Inc. respectfully requests that the information contained in the paragraph above be treated as confidential information and that the Commission provide timely notice to Meenu Chhabra, President and Chief Executive Officer, Proteostasis Therapeutics, Inc., 200 Technology Square, 4th Floor, Cambridge, MA 02139, before it permits any disclosure of the bracketed information in this letter.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

CONFIDENTIAL TREATMENT REQUESTED BY PROTEOSTASIS THERAPEUTICS, INC.

PTI-002

Ms. Ledbetter

United States Securities and Exchange Commission

January 12, 2016

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1073 or Jennifer Fang at (617) 570-1618.

Sincerely,

/s/ John M. Mutkoski

John M. Mutkoski

cc:	Meenu Chhabra, Proteostasis Therapeutics, Inc.
Janet M. Smart, Proteostasis Therapeutics, Inc.
Mitchell S. Bloom, Goodwin Procter LLP
Jennifer Fang, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY PROTEOSTASIS THERAPEUTICS, INC.

PTI-003